1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2006
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑                    Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐                    No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _____________.)

TSMC Board Approves Capital Appropriation for 65nm and 90nm Capacity
     Hsinchu, Taiwan, November 7, 2006 — TSMC (TAIEX: 2330, NYSE: TSM) today held a meeting of the Board of Directors, which approved capital appropriation of US$1,133.4 million to expand 65 and 90 nanometer process capacity in 300mm wafer fabs.
     TSMC Spokesperson and Vice President Ms. Lora Ho said other major conclusions of the Board meeting were as follows:
1.	Approved capital appropriation of US$9.2 million to expand 1.0 micron high voltage process capacity in Fab 2.

2.	Approved the purchase of an additional 6.8% of shares in Systems on Silicon Manufacturing Company Pte. Ltd. (SSMC) at a price of approximately US$73 million. TSMC will own 38.8% of SSMC after the purchase.

3.	Approved capital increase of NT$24,828,340 to reflect the issuance of 2,482,834 new TSMC common shares as a result of employees exercising their stock options between July 1 and September 30, 2006. Subsequent to such capital increase, the registered paid-in capital of TSMC will be NT$258,258.4 million.
# # #
TSMC Spokesperson:

Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602
TSMC Acting Spokesperson:
Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-505-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com
For further information, please contact:
Dana Tsai
Senior Administrator, TSMC
Tel: 886-3-505-5036
Mobile: 886-920-483591
Fax: 886-3-567-0121
E-Mail: dana_tsai@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: November 7, 2006	By	/s/ Lora Ho
Lora Ho Vice President & Chief Financial Officer